UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  July 29, 2003

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated July 29, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

July 29, 2003

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 10, 2003
JULY 29, 2003

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN

NEW HIGH-GRADE GOLD DISCOVERIES AT ELIZABETH GOLD PROJECT

The Board of Directors of J-Pacific Gold Inc. is pleased to announce the results of the 2003 Phase 1 surface exploration program on J-Pacific's Elizabeth Gold Project in the Lillooet Mining District of British Columbia. The program included the construction of an access road and three spur roads to enable exploration of the Southwest gold geochemical anomaly, and the construction of two extensions to the existing roads into the No. 9 Vein area. Rock and soil sampling, prospecting, and mapping were conducted along these new roads. Trenching was completed on the high-grade zone along the West Vein, and prospecting and sampling were carried out on a potentially new vein occurrence southwest of the No. 9 Vein.

SOUTHWEST ANOMALY

As a result of the new road construction, several quartz veins were exposed along four road cuts approximately 400 metres (1,300 feet) southwest of the area that was drilled in 2002. Along one road, four separate veins were uncovered over a 55-metre (180-foot) length. The veins encountered along the four road exposures form a zone that strikes northeasterly and extends for at least 110 metres (360 feet). The veins range in width from a few centimeters (inches) to 2.75 metres (9 feet) and usually dip steeply to the west. Coarse free gold was discovered in float, and in follow-up work on a vein exposed along the northernmost road cut (samples E03-028 and E03-029). At the most southwesterly roadcut, a 2.75-meter (9-foot) wide vein was exposed which is substantially larger than the average size of the veins identified to date, and was discovered at an elevation approximately 275 meters (900 feet) above the underground infrastructure developed in the 1940's. The Southwest vein zone is open in all directions. These veins are considered to be new discoveries as there is no evidence of previous work in the area.

A total of 35 rock and 8 soil samples were taken from the Southwest Anomaly. Because the 2002 program demonstrated that the majority of the gold values are contained in the coarse fraction, and that a strong "nugget effect" can be expected in sample results, samples taken from the Southwest Anomaly that produced significant gold values were re-tested by screened (metallics) fire assay. The significant results tabulated below demonstrate a strong "nugget effect" in a number of samples:

		Area or length	Fire Assay	Fire Assay	Metallics Assay	Metallics Assay
Sample No.	Type	(metres/feet)	(g Au/t)	(oz Au/t)	(g Au/t)	(oz Au/t)
E03-006	Grab of vein float	1x1 / 3.2x3.2	194.33	5.67	14.64	0.43
E03-011	Chip sample across vein	0.32 / 1.05	3.36	0.10	0.07	0.01
E03-014	Chip sample across vein	0.09 to 0.18/0.30 to 0.60	0.28	0.01	0.69	0.02
E03-016	Vein/footwall chip sample	2.00 / 6.56	0.47	0.01	0.57	0.02
E03-017	Vein/footwall chip sample	0.40 / 1.30	0.70	0.02	0.48	0.01
E03-022	Vein/wallrock ~ 120m west of E03-029	0.25 / 0.82	28.52	0.83	33.91	0.99
E03-024	Chip sample across vein	0.60 / 1.97	1.34	0.04	1.05	0.03
E03-026	Chip sample across vein	0.40 / 1.31	12.04	0.35	2.09	0.06
E03-027	Vein/footwall chip sample	1.00 / 3.28	1.15	0.03	2.61	0.08
E03-028	Chip sample across vein	0.50 / 1.64	110.93	3.24	53.58	1.56
E03-029	Chip sample across vein	0.75 / 2.46	13.78	0.40	49.39	1.44
E03-029A	Chip sample across 0.25m (8.33ft) of E03-029 footwall	0.25 / 0.82	8.33	0.24	5.54	0.16
E03-036	Chip sample across large vein	2.75 / 9.02	0.33	0.01	0.48	0.01

NO. 9 AREA

The target of the No. 9 zone is a prominent north-northeast trending linear feature, which hosts, in part, a rusty coloured "listwanite", (primarily a carbonate and silica rock) and an adjacent altered feldspar porphyry. In 2002, a small geochemical grid revealed highly anomalous gold in soils and rocks in this setting. During this year's program, the new roads that were built allowed additional soil and rock sampling, and a 300 metre (985 feet) strike length of the No. 9 zone near the listwanite-feldspar porphyry contact was mapped and sampled.

Highly anomalous gold in soil samples (up to 2 g Au/t or 0.06 oz Au/t) was discovered over a 150 metre (490 feet) length of a newly constructed road located just east of the contact between a granitic intrusion and the listwanite zone. During this program a 0.6 metre (2 feet) quartz vein was discovered approximately 0.75 kilometres (0.5 miles) to the south along this contact zone. This vein is approximately 300 metres (985 feet) southwest of the No. 9 Vein and is probably a separate, parallel structure.

A total of 18 rock and soil samples were taken in the No.9 area, all with anomalous gold content. The more important results are tabulated below:

		Area or length	Fire Assay	Fire Assay	Metallics Assay	Metallics Assay
Sample No.	Type	(metres/feet)	(g Au/t)	(oz Au/t)	(g Au/t)	(oz Au/t)
NA-02R	Chip sample of altered granite	2.00 / 6.60	0.43	0.01	N/A	N/A
NA-05R	Chip sample of altered granite	6.00 / 19.70	0.16	0.01	N/A	N/A
NA-06R	Chip sample of altered granite	2.65 / 8.70	0.28	0.01	N/A	N/A
NA-07R	Chip sample of altered granite	4.25 / 13.9	0.36	0.01	N/A	N/A
NA-08R	Chip sample of stockwork	3.05 / 10.00	0.17	0.01	N/A	N/A
E03-005	Chip sample across vein 750m SW of above samples	0.60 / 2.00	0.83	0.02	1.78	0.05
NA 1+ 25	Soil sample	N/A	1.59	0.05	N/A	N/A
NA 1+ 50	Soil sample	N/A	0.73	0.02	N/A	N/A
NA 2+ 25	Soil sample	N/A	1.33	0.04	N/A	N/A
NA 2+ 50	Soil sample	N/A	0.49	0.01	N/A	N/A
NA 2+ 75	Soil sample	N/A	2.00	0.06	N/A	N/A
QA/QC PROTOCOLS

Geoquest Consulting of Vernon, BC carried out the program; Mr. W. Gruenwald, P. Geo, a qualified person as defined by NI 43-101, directly supervised the work.

Acme Analytical Labs of Vancouver, B.C. carried out all the analytical work for the project. QA/QC protocols included secure sample storage, handling and shipping, and the use of sample standards.

The Elizabeth Gold Project, consisting of 2,200 hectares (5,436 acres) of owned and optioned crown grants and mineral claims, is located 30 kilometres (18 miles) south-southwest of the permitted mill at the J-Pacific- Jipangu Inc. owned Blackdome Gold Mine and 30 kilometres (18 miles) north-northeast of the historic gold mining town of Bralorne.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Mr. Nick Ferris -Telephone 1-888-236-5200.